Exhibit (a)(1)(F)

RETRACTABLE TECHNOLOGIES, INC.

SUPPLEMENT TO OFFER TO EXCHANGE PREFERRED STOCK

NOTICE TO PREFERRED STOCKHOLDERS

Enclosed is a Supplement to the Offer to Exchange of Retractable Technologies, Inc. (“RTI”).

You should have already received documents which describe RTI’s Exchange Offer to Preferred Stockholders to exchange Class B Convertible Preferred Stock (the “Preferred Stock”) for RTI Common Stock and cash (the “Original Offer to Exchange”).

The enclosed Supplement to the Offer to Exchange (the “Supplement”) amends and supplements the Original Offer to Exchange to clarify certain terms of the Exchange Offer and add pro forma financial information on an as-adjusted basis, assuming the tender and acceptance of all outstanding shares of Preferred Stock pursuant to the Exchange Offer.

Except as otherwise set forth in the Supplement, the terms and conditions set forth in the Original Offer to Exchange and the Letter of Transmittal remain applicable in all respects.

If you have previously tendered (and not withdrawn) your shares of Preferred Stock pursuant to the Original Offer to Exchange, you are not required to take any further action to receive the Offer Consideration pursuant to the Exchange Offer.

In order to participate in the Exchange Offer, you must submit your Preferred Stock certificate(s) and the blue Letter of Transmittal (which accompanied our initial mailing) to our Depositary, American Stock Transfer & Trust Company, LLC, by or before the Expiration Date (November 4, 2011, unless extended).

If you have any questions about the Exchange Offer or your Preferred Stock, please contact our Depositary, American Stock Transfer & Trust Company, LLC, at (877) 248-6417.